Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

www.securian.com

651.665.3500

[Securian Logo]

April 25, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.	VIA EDGAR

Washington, D.C. 20549

Attn:	Rebecca Marquigny
Senior Counsel

Re:	Post-Effective Amendment Filing Pursuant to Rule 485(b)

Advantus Series Fund, Inc.

File Numbers: 2-96990 and 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the “Registrant”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to the Commission’s EDGAR System. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933. In that regard, it is requested that the amendment be declared effective on April 29, 2011.

The Registrant currently has on file with the Commission a “narrative-only” post-effective amendment filed pursuant to Rule 485(a) on February 28, 2011, which has not yet been declared effective. Please note that the accompanying post-effective amendment does not designate a new effective date for the previously filed post-effective amendment.

Comments on the previously filed post-effective amendment were received by letter, dated April 8, 2011, from Ms. Rebecca Marquigny, Senior Counsel, with the Commission’s staff. The Registrant responds as follows in connection with each of the comments in Ms. Marquigny’s letter:

Comment Number 1

We hereby confirm that the statement of each Portfolio’s investment objective reflects the language defining the Portfolio’s objectives in the relevant official governance documents.

Securities and Exchange Commission

April 25, 2011

Comment Number 2

Percentage signs have been inserted after the numbers in the fee table for each Portfolio.

Comment Number 3

The Expense Example heading and purpose statement will be kept with the rest of the Expense Example for each Portfolio.

Comment Number 4.a

None of the Portfolio’s invests in shares of other investment companies as a principal investment strategy, and, for that reason, does not include a discussion of these types of securities in its summary of principal investment strategies. The Portfolios make limited investments in other money market funds for cash management purposes. Each Portfolio’s Item 9 disclosure includes a reference to purchasing shares of other investment companies as a non-principal investment strategy. A line item for acquired fund fees and expenses is included in the fee table whenever fees and expenses incurred indirectly as a result of investing in shares of other funds exceed 0.01% of the Portfolio’s average net assets.

Comment Number 4.b

We have removed all references to investments in foreign securities, including references to investing in emerging markets, from the risk summary. These types of investments are not considered a principal investment strategy for the Bond Portfolio.

Comment Number 4.c

References to currency management strategies and the use of currency derivatives have been removed from the principal risk summary. These strategies are not considered a principal investment strategy.

Comment Number 4.d

The two sentences that formerly appeared under the ‘Non-Agency Securities Risk’ heading have been removed from the risk summary and now appear in the discussion of principal investment strategies.

Comment Number 4.e

As noted above in response to comment number 4.b, references to investments in foreign securities have been removed from the risk summary for the Bond Portfolio, as this is not currently a principal investment strategy.

Securities and Exchange Commission

April 25, 2011

Comment Number 5

The disclosures regarding investments in non-agency securities no longer include references to instruments that may be secured by obligations of Alt A or sub-prime residential mortgage borrowers (see also the response to comment number 4.d).

Comment Number 6

Updated investment results are not available on the Registrant’s website. In addition, the former second sentence in the preamble to the performance bar chart has been moved to a footnote. The footnote language also includes a statement that, but for the 12b-1 fee associated with Class 2 shares, the returns for Class 1 shares would be substantially similar to the returns shown in the chart. This change has been made for all Portfolios.

Comment Number 7.a

The references to “float-adjusted market value” have been restated in plain English. Similar changes have also been made in connection with the Index 500 Portfolio and in the corresponding Item 9 disclosures.

Comment Number 7.b

In the discussion of the S&P 400 correlation strategy, we have revised the second sentence to include a previously missing word. The relevant portion of the sentence now reads “and due to changing economic conditions or markets, may invest…”

Comment Number 7.c

We have included new language describing the primary risks associated with investing in mid-cap stocks, including a statement noting the risk that if a particular stock within the index (or an industry heavily represented by the index) performs poorly, the Portfolio’s performance may also suffer.

Comment Number 8.a

New language describing the maximum percentage of the Portfolio’s assets that may be invested in derivatives for “speculative” reasons has been added to the discussion of the International Bond Portfolio’s principal investment strategies. Derivatives will not be used to satisfy the 80% investment policy required by Rule 35d-1.

Securities and Exchange Commission

April 25, 2011

Comment Number 8.b

New language has also been added to the International Bond Portfolio’s discussion of principal investment strategies further describing the techniques or criteria used by the sub-adviser to make investment decisions.

Comment Number 9

The sub-adviser for the International Bond Portfolio does not believe that prepayment risk is a principal risk for this Portfolio, inasmuch as the Portfolio does not have exposure to the risks associated with investing in securities backed by mortgage obligations.

Comment Number 10

References to a “secondary” index in the narrative preceding the International Bond Portfolio’s bar chart, and in the total return table, have been removed.

Comment Number 11

In connection with the Money Market Portfolio, and as noted above for each other Portfolio (see response to comment number 4.a), we hereby confirm that a line item for acquired fund fees and expenses is included in the fee table whenever fees and expenses incurred directly as a result of investing in shares of other money market funds exceed 0.01% of the Portfolio’s average net assets.

Comment Number 12

References in the risk summary to the risks associated with sub-prime mortgages have been removed. Investing in securities with exposure to these types of risks is not a principal investment strategy of the Mortgage Securities Portfolio.

Comment Number 13

As noted above, investing in shares of other investment companies is not a principal investment strategy for the Real Estate Portfolio or for any other Portfolio.

Comment Number 14

References to derivatives risk has been removed from the risk summary for the Real Estate Securities Portfolio. The use of derivatives is not a principal investment strategy for this Portfolio. For the same reason, the reference to writing call and put options has been removed from the discussion of the Portfolio’s principal investment strategies.

Securities and Exchange Commission

April 25, 2011

Comment Number 15

As requested, we have removed the specified sentence from the discussion of purchase and sale of fund shares.

Comment Number 16

The Item 9 disclosure for the International Bond Portfolio’s principal risks is structured differently from the parallel Item 9 principal risk sections for the other Portfolios. This is because the International Bond Portfolio is sub-advised by Franklin Advisers Inc., and its disclosures are modeled after those of a similar fund also managed by Franklin Advisers Inc. (the Templeton Global Bond Fund). For that reason, we have chosen to retain the existing format. We have made certain changes, however, to certain of the risks described in the “Defining Risks” section in order to make them more consistent with the risk disclosures in the International Bond Portfolio’s Item 9 principal risk disclosures. These changes have been made primarily in the discussions of foreign securities risk, derivatives risk, and credit risk that appear in the Defining Risks section. Although certain differences in wording remain, we do not believe that those differences are material or confusing.

Comment Number 17

We hereby confirm that the last sentence of the “Money Market Portfolio Expense Waivers” section has been updated as requested.

Comment Number 18

In the discussion under the caption “Selling Shares” we have deleted the reference to a reservation of right to charge a redemption fee.

Comment Number 19

Under the caption “Exchanging Shares” we have added new language clarifying that a contract owner may exchange shares of any underlying fund for shares of any other underlying fund offered though the variable contract regardless of the issuer.

Comment Number 20

Under the caption “Dividends and Capital Gains Distributions” we have revised the discussion of “consent dividends” to clarify their application to contract owners who hold beneficial interests in the Portfolios.

Securities and Exchange Commission

April 25, 2011

Comment Number 21

We have corrected the telephone number for the SEC’s Public Reference Room.

Comment Number 22

We hereby confirm that the SAI reflects the enhanced compensation and qualification disclosures required by IC-29092 (December 16, 2009).

Comment Number 23

We have added new disclosures regarding the risks associated with sub-prime mortgage lending to the discussions in the SAI under the captions “Mortgage Related Securities,” “Non-Governmental Mortgage-Related Securities,” “Collateralized Mortgage Obligations,” and “Structured Investments.”

Comment Number 24.a

The second paragraph under the caption “Credit Default Swaps” in the SAI has been revised to include the requested disclosure regarding segregation of assets in connection with swaps subject to a contractual cash-settlement obligation.

Comment Number 24.b

The disclosure paragraph set forth in the comment letter has been included in the SAI under the caption “Futures Contracts and Options on Futures Contracts – Regulatory Matters.” In addition, the third paragraph under the caption “When – Issued Securities and Forward Commitments” in the SAI has been revised to include a cross reference to the new paragraph described in the preceding sentence.

Comment Number 25

In the discussion of loans of portfolio securities in the SAI, we have deleted the sentence that formerly stated that cash collateral may be invested in securities which are subject to sub-prime mortgage risk.

Comment Number 26

As noted in the comment letter and in the text of the SAI, Investment Restriction Number 1 is “fundamental” and may not be changed except with the approval of shareholders. For that reason, we have not revised the language of the investment restriction itself, but we have included a footnote stating that none of the Portfolios has ever borrowed money, nor does any Portfolio have any present intention to borrow money.

Securities and Exchange Commission

April 25, 2011

Comment Number 27

In the SAI’s discussion of disclosures of fund portfolio holdings, we have made minor revisions to the paragraph captioned “Waivers of Disclosure Policies,” and, as revised, we believe that the discussion of disclosures of portfolio holdings fully describes all restrictions related to non-public disclosure of portfolio holdings, including restrictions relating to confidentiality and trading on such information.

Comment Number 28

We have included the business address for each company listed in response to Item 31 of Part C.

Comment Number 29

We understand that within 15 days of the effectiveness of the current post-effective amendment, we must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus.

Comment Number 30

We hereby confirm that all web page references contain operable electronic links directly to a page with prominent links to each required document.

The accompanying post-effective amendment also reflects the updating of financial data contained in the Registration Statement and miscellaneous other non-material changes deemed appropriate by the Registrant.

The accompanying post-effective amendment is being filed pursuant to paragraph (b) of Rule 485, and the Registrant has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that, apart from changes made in response to staff comments described above and to comply with amended Rule 2a-7, the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Registrant hereby acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

Securities and Exchange Commission

April 25, 2011

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/Eric J. Bentley

Eric J. Bentley

Second Vice President, Law

EJB: lpc

Enclosures

cc:	Michael J. Radmer, Esq.
Dorsey & Whitney LLP

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.